Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in Amendment No.1 to the Registration Statement (Form S-3 No. 333-202946) and related Prospectus of W&T Offshore, Inc. for the registration of debt securities, guarantees of debt securities, common stock, preferred stock, depository shares and securities warrants and to the incorporation by reference therein of our report dated January 17, 2014, with respect to the statement of revenues and direct operating expenses of the oil and gas properties acquired by W&T Offshore, Inc. from Callon Petroleum Operating Company, included in its Current Report (Form 8-K/A) dated January 17, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

April 8, 2015

New Orleans, Louisiana